SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 21549

Schedule 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SMSA EL PASO II ACQUISITION CORP.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

78457W103

(CUSIP Number)

Michael Campbell
11753 Willard Avenue
Tustin, CA  92782
(714) 832-3249

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2010

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person i.r.s. identification no. of above person (entities only) Michael Campbell
2	check the appropriate box if a member of a group* N/A (A) [ ] (B) [ ]
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 18,220,000 shares
	8	shared voting power 0 shares
	9	sole dispositive power 18,220,000 shares
	10	shared dispositive power 0 shares
11	aggregate amount beneficially owned by each reporting person 18,220,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares [ ]
13	percent of class represented by amount in row (11) 82.8%
14	type of reporting person* IN

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on November 14, 2009, by Michael Campbell, with respect to common stock, $.001 par value per share (the “Common Stock”) of SMSA El Paso II Acquisition Corp., a Nevada corporation (the “Issuer”).  Capitalized terms used in this Amendment without definition shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

As previously reported in the Schedule 13D, on November 5, 2009, the Issuer entered into an Advisory Agreement with Halter Financial Group, L.P. (“HFG”),  pursuant to which HFG agreed to provide certain advisory services to the Issuer in exchange for an Advisory Fee of $250,000.  On the same day, the Issuer also entered into an Escrow Agreement, pursuant to which the Escrow Agent agreed to hold the Shares in escrow until payment of the Advisory Fee.  On December 15, 2009, each of the Advisory Agreement and the Escrow Agreement were amended to extend the payment date of the Advisory Fee to January 31, 2010. On January 31, 2010, each of the Advisory Agreement and the Escrow Agreement were further amended to extend the payment date of the Advisory Fee to February 28, 2010.  The Advisory Fee has been paid in full and all of the Shares have been released from escrow.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Schedule 13D is hereby amended and restated as follows:

Pursuant to Rule 13d-3(a), at the close of business on March 10, 2010, the Issuer had 22,000,004 shares of Common Stock issued and outstanding.  After the consummation of the transactions described in Item 4 and the dispositions of Common Stock described hereinafter in this Item 5, Michael Campbell has sole power to vote and direct the disposition of 18,220,000 shares of Common Stock, which constitutes approximately 82.8% of the outstanding shares of Common Stock of the Issuer.

Between November 12, 2009 and January 21, 2010, Mr. Campbell sold an aggregate of 1,130,000 shares of Common Stock for a purchase price of $0.10 per share in various privately negotiated transactions. Each such sale was made in a transaction that was exempt from registration under the Securities Act, and each purchaser represented to Mr. Campbell that such purchaser understood that the acquired shares are “restricted securities” within the meaning of Rule 144 under the Securities Act and are subject to the resale limitation imposed thereby and by the Securities Act.  Mr. Campbell used substantially all of the proceeds from the sale of such shares of Common Stock to fund corporate business development and capital raising expenses of the Issuer  including related travel costs.

On March 2, 2010, pursuant to a Letter Agreement, dated February 26, 2010, Mr. Campbell transferred 400,000 shares of Common Stock to an investor as an incentive for such investor to invest in the Issuer.  Also on March 2, 2010, pursuant to a Contribution Agreement, dated February 26, 2010, Mr. Campbell contributed 250,000 shares of Common Stock to the Issuer, to be held as treasury shares.

Mr. Campbell has not effected any other transactions in the Common Stock during the past 60 days, except as described in this Schedule 13D.  Mr. Campbell has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by him.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of Schedule 13D is hereby amended and restated as follows:

Except as described in Item 5 and Item 4 of this Schedule 13D, to the best knowledge of Mr. Campbell, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Mr. Campbell and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the Shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 12, 2010

	By:	/s/ Michael Campbell
Michael Campbell